New Jersey Mining Company

201 N. Third Street

Coeur d’Alene, ID 83814

208-503-0153 [Phone]

dsteiner@newjerseymining.com [EMAIL]

June 4, 2014

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:

New Jersey Mining Company

Amendment No. 1 to Registration Statement on Form 10

Filed April 11, 2014

File No. 000-28837

Dear Mr. Reynolds:

Following are responses to the SEC’s comments emailed to our office on May 8, 2014 relating to the Company’s Amendment No. 1 to Registration Statement on Form 10 filed April 11, 2014. We have discussed our planned responses with internal staff and with our auditors and submit the following responses. I believe we have responded fully to the comments made by SEC.

Business of the Company, page 5

Business Description, page 5

1.

Comment: Please revise to clarify the extent of exploration activities conducted in 2013 in quantitative and qualitative terms. If there were no significant exploration activities, please revise to so state.

Response: We have revised the business description to clarify exploration activities in 2013

Principal Products or Services and Their Markets, page 6

2.

Comment: Please revise to clarify the company’s current principal business. In that regard, we note that it is not clear whether the company is currently principally engaged in milling or mining exploration. Please also revise to describe the market for your milling service. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response: We have revised the Principal Products or Services and Their Markets section to clarify our principal business and the market for our milling service.

3.

Comment: Please also revise to identify the material projects and joint ventures you consider to be in your “portfolio of mineral projects,” and clearly indicate up front, where true, that you have no significant interests or activities. We note, for example, references to the Niagara property, but you also state on page 7 that that lease was terminated. As another example, you provide details of the Toboggan, Giant Ledge and other projects here and elsewhere, but you also seem to indicate that exploration activities are limited to the Golden Chest property. See related comment below regarding Plan of Operation.

Response: We have revised to identify projects and joint ventures which we consider to be in our “portfolio of mineral projects”.

Distribution Methods of the Products or Services, page 7

4.

Comment: Please revise to clarify the milling process, including whether the company is responsible for transportation of the ore to and from the mill.

Response: We have revised to clarify the milling process.

Competitive Business Conditions and Competitive Position in the Industry and Methods of Competition, page 7

5.

Comment: Please revise to discuss the competitive business conditions in the milling industry. Please also discuss the company’s competitive position and methods of competition in both the milling and mining exploration industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: We have revised to discuss the competitive business conditions in the milling industry, the Company’s competitive position and methods of competition.

Dependence on One or a Few Major Customers, page 8

6.

Comment: Please revise to discuss your current and anticipated customer base for your milling service.

Response: We have revised to discuss our current and anticipated customer base for milling services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

7.

Comment: Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. depreciation, impairment of assets). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. Refer to SEC Release No. 33-8350 for further guidance.

Response: We have added a section on critical accounting estimates to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements.

8.

Comment: In your year-to-year comparisons, please quantify the amount of the component of revenue or expenses or balance sheet line item for each fiscal year compared and also disclose the amount or percentage of such increase or decrease from the prior fiscal year.

Response: The year to year comparisons have been expanded to include quantified amounts for each fiscal year and the amount of change between fiscal years.

9.

Comment: Please briefly describe the cause of the increase or decrease for each year-to-year comparison. For example only, please briefly describe the “decreased contracting services” which resulted in the decline in revenue from 2012 to 2013. Similarly, please describe the “fundraising activities,” the “renewed activity with joint venture partners,” the “receivable on Custom Milling,” and what “remaining inventory was sold.”

Response: The explanation of the cause of increase or decrease from year to year has been expanded with more detail.

Plan of Operation, page 10

10.

Comment: Please briefly discuss your exploration activities, if any, during 2013 at each of the exploration properties identified on page 10. Please also provide a brief discussion of any planned exploration activities, including the estimated cost to complete exploration and the anticipated time frame for such exploration. In that regard, we note your disclosure that “[a]t the Coleman underground mine future plans are to conduct further drilling to locate higher grade reserves.” In addition, please disclose which properties are on care and maintenance.

Response: We have revised to include discussion of or exploration activities in 2013 and planned activities for 2014 including cost estimates for such planned exploration.

Liquidity and Capital Resources, page 12

11.

Comment: Please revise to provide a detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item for each period presented. Please ensure to include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

Response: The year to year comparison has been expanded to provide a detailed analysis and discussion of the components of the statements of cash flows and their changes as well as the significant drivers of those components from year to year where significant.

12.

Comment: Please quantify your cash balance and capital commitments as of a recent practicable date.

Response: We have added a chart of our cash balance and capital commitments as of March 31, 2014

13.

Comment: Please revise to address your liquidity requirements in quantified terms on both a short-term (12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Response: We have added a chart showing liquidity requirements of short and long term commitments.

Properties page 18

14.

Comment: We note that you no longer disclose mineral reserves for your properties. Please tell us when your mineral reserves were depleted or reclassified. Please be advised that pursuant to paragraph (a) of Industry Guide 7 companies without a mineral reserve should refer to themselves as an exploration stage company, including their financial statements.

Response: The management of New Jersey Mining Company changed in September of 2013, and at that time a review of all the properties was undertaken by the new management. After completion of this review, it was decided that the mineral reserve at the New Jersey mine was too low grade to be economic at current gold prices. We have changed reference from Development stage to Exploration stage.

Security Ownership of Certain Beneficial Owners and Management, page 28

15.

Comment: Please update your disclosure as of a more recent practicable date.

Response: We have updated our disclosure to May 1, 2014

Directors and Executive Officers, page 30

16.

Comment: Please indicate all positions and offices with the company held by each person. For example, it appears from disclosure on page 28 that Mr. Swallow and Mr. Grant Brackebusch are also directors of the company.

Response: We have revised to indicate all positions held by each person.

Promoters and Control Persons, page 32

17.

Comment: Please disclose the promoter or control person for whom you are providing the disclosure in this section.

Response: We have added the name of our current control person.

Executive Officer Summary Compensation Table, page 34

18.

Comment: Please revise the summary compensation table to also disclose the information required by Item 402(n) of Regulation S-K concerning the compensation of Mr. Grant Brackebusch and Mr.

Fred Brackebusch for fiscal year 2013. Refer to Item 402(m)(2) of Regulation S-K and Instruction 3 to Item 402(m)(2) of Regulation S-K.

Response: We have updated the summary compensation table to disclose 2012 and 2013 information for Grant Brackebusch and Fred Brackebusch.

Director Summary Compensation Table, page 35

19.

Comment: Please update the disclosure here to provide information for fiscal year 2013. In that regard, we note your disclosure following the table that in 2012 the shares awarded to directors were valued at $1,625 per director, which is the stock award amount reflected in the tabular disclosure.

Response: We have updated the disclosure to include information for fiscal years 2012 and 2013

Recent Sales of Unregistered Securities, page 38

20.

Comment: For the sale of unregistered securities on March 5, 2013, May 6, 2013, May 22, 2013 and December 31, 2013, please briefly state the facts relied upon to make the exemption from registration available. Refer to Item 701(d) of Regulation S-K.

Response: The March 5, 2013 issuance was a reissuance of previously held shares by an existing shareholder and was not a new issuance nor should it have been listed, it has been removed from the list. We have added discussion to briefly state the facts relied upon for exemption of the remaining sales.

21.

Comment: We note your disclosure that you sold 200,000 shares of common stock to Juniper Resources for $10,000. However, your disclosure on page 61 indicates that 200,000 units sold for proceeds of $10,000. Please revise to clarify whether Juniper Resources purchased shares of common stock or units consisting of 1 share of common stock and ½ purchase warrant.

Response: We have revised the footnotes and changed the term "units" to "shares".

22.

Comment: Please advise us of the facts and circumstances underlying the 21,875 shares of common stock issued from a constructive trust on March 5, 2013. In addition, please revise to state the name of the persons or identify the class of persons that received the shares issued from the constructive trust.

Response: The March 5, 2013 issuance was a reissuance of previously held shares by an existing shareholder and was not a new issuance nor should it have been listed, it has been removed from the list.

23.

Comment: For the issuance of unregistered securities during fiscal years ended December 31, 2012 and December 31, 2011, please provide separate disclosure of all the information required by Item 701 of Regulation S-K for each issuance. For example, please provide separate disclosure of all the information required by Item 701 for the issuance of common stock for director’s fees and for the issuance of common stock for mining lease payments.

Response: We have separated the disclosure of unregistered securities for the years ending December 31, 2012 and 2011.

24.

Comment: We note your disclosure on page 61 that during 2013 the company issued 714,286 shares of common stock for exploration and other services rendered. However, your disclosure here does not appear to account for the issuance of those shares. Please revise to provide the disclosure required by Item 701 with respect to those issuances or advise us why you believe such disclosure is not required.

Response: We have provided the disclosure to account for those shares.

Exhibits

25.

Comments: Other than Exhibits 14 and 21, the exhibits to your Form 10 are not filed in the proper format. Please refile the exhibits in a proper electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: We have refiled the exhibits in the proper format.

26.

Comment: Please confirm that you have filed each agreement in its entirety, including any attachments, appendices or exhibits thereto. For example, it appears that you have not filed Appendix A or Exhibits A through E to the agreement filed as Exhibit 10.8.

Response: We have, when refiling, checked that each agreement was filed in its entirety.

Closing Comments

In accordance with the Staff’s request, we acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Delbert Steiner

_______________________________________

By: Delbert Steiner

Its: Chief Executive Officer